March 19, 2026 VIA EDGAR and Email United States Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Corey Jennings Michael Coco

Re:	State Treasury of the Republic of Poland Schedule B filed on January 20, 2026 File No. 333-292814

Dear Mr. Jennings and Mr. Coco:

On behalf of our client, the State Treasury of the Republic of Poland (“Poland”), represented by the Minister of Finance and Economy, we are writing to submit Poland’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement under Schedule B filed on January 20, 2026 (the “Registration Statement”), contained in the Staff’s letter dated February 12, 2026 (the “Comment Letter”).

Poland has filed Amendment No. 1 to the Registration Statement under Schedule B (“Amendment No. 1”) via EDGAR, which reflects Poland’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by Poland’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1.

Schedule B

Exhibits E-1 and E-2, page 1

1.	Please submit revised opinions that delete the limitations and reservations related to exceeding the borrowing limits for external indebtedness. If any prospectus supplement may exceed the limits set forth in the Budget Act, please include discussion of that in your prospectus supplements, together with any revised opinions, as applicable.

Response: Poland has submitted revised opinions appended to the Registration Statement as Exhibit E-1 and Exhibit E-2 that remove the reference to the limitations on the amount of securities which may be issued by Poland in accordance with the 2026 Budget Act in response to the Staff’s comment.

The Economy, page 13

2.	We note instances of references to 2026 data and forecasts that do not appear in your charts. Please revise to either include references to the location of that data in your document or include such data in your updated filing.

Response: In response to the Staff’s comment, Poland has updated all available data included in the Registration Statement. The 2026 data is mainly forecasts from the 2026 Budget Act and the information in the charts are actual results, which is why 2026 is not presented in the charts in most cases.

3.	Here or elsewhere in the registration statement, please update disclosure related to the conflict in Ukraine to describe any recent events or developments and their impact on Poland, if material.

Response: In response to the Staff’s comment, Poland has updated the disclosure related to the conflict in Ukraine and described recent events or developments and their impact on Poland in the section “The Republic of Poland—Recent Developments—Russian aggression in Ukraine and its impact on Poland” on page 3 of Amendment No. 1.

Poland has also considered whether the current hostilities involving Iran, the U.S. and Israel would have a material impact on Poland and its economy, and currently Poland does not expect they will. Therefore, Poland advises the Staff that it does not believe any additional disclosure is currently required in the Registration Statement with respect these hostilities.

Balance of Payments and Foreign Trade, page 18

4.	To the extent practicable, please ensure that you discuss all of the material year-to-year changes in your charts under this heading and under "Public Finance."

Response: In response to the Staff’s comment, Poland has updated all available data included in Amendment No. 1 on pages 18-20 and 22 and 31-34 in charts under headings “Balance of Payments and Foreign Trade” and “Public Finance” and confirms to the Staff that the description provided includes a discussion of the material line items and the material year-to-year changes in that data.

Public Finance

Stabilizing Expenditure Rule (SER), page 34

5.	We note your disclosure under this heading and various reports of your current and projected debt risks. Please revise your disclosure under this heading as follows:

1.	Explain the "escape clause" and its significance;

Response: In response to the Staff’s comment, Poland has updated its disclosure to explain the “escape clause” and its significance in the section “Public Finance—Stabilizing Expenditure Rule (SER)” on pages 34-36 of Amendment No. 1.

2.	Clarify whether the restrictions of SER are currently suspended, and if so, why;

Response: In response to the Staff’s comment, Poland has clarified this information on pages 34-38 of Amendment No. 1.

3.	Include tabular or other disclosure of your current and projected debt percentages of GDP based on your current SER formula;

Response: In response to the Staff’s comment, Poland has included this information on page 36 of Amendment No. 1.

4.	Clarify whether you cannot exceed the limits set forth in the SER rule, or, if restrictions or other actions happen in an instance that rise above those limits. If the latter, please include discussion of the various actions or restrictions that would take place.

Response: Poland has revised the disclosure on pages 34-38 of Amendment No. 1 in response to the Staff's comment.

Public Debt, page 42

6.	Include tables showing your funded (long-term) and floating (short-term) debt provided for each issue of debt outstanding by the securities to be offered. Also include a brief description of the date, maturity, character of such debt, rate of interest, character of amortization provisions, and the security, if any, therefor.

Response: In response to the Staff’s comment, Poland has included the tables on pages 68-81 at the end of Amendment No. 1 in section “Index to tables and supplementary information.”

7.	Please revise the left column your tables "Projected State Treasury External Debt Service Requirements" on page 45 and "Total External Debt" on page 47 for readability to distinguish main entries and sub-entries. Additionally, to the extent practicable, for the table under "Total External Debt," please include discussion of the types of investments represented by "Other investment."

Response: In response to the Staff’s comment, Poland has revised this column and provided information on “Other investment” in the relevant table on pages 47 and 49-50.

Authorized Agent in the United States, page 63

8.	Please include the name and telephone number of your authorized representative in the United States.

Response: In response to the Staff’s comment, Poland has provided the relevant information in section “Authorized agent in the United States” on page 65 of Amendment No. 1.

9.	To the extent possible, please update all statistics and information in the registration statement to provide the most recent data. In this regard, we note, for example, that you have various references to data as of June and September of 2025.

Response: In response to the Staff’s comment, Poland has updated all information and statistics in Amendment No. 1 for which more recent data was available.

Please do not hesitate to contact Melissa Butler (Tel: +44 20 7532 1502; E-mail: mbutler@whitecase.com) or Doron Loewinger (Tel: +44 20 7532 1551; E-mail: doron.loewinger@whitecase.com) of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Jurand Drop, Undersecretary of State of the Ministry of Finance

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